UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-18275

ITEX Corporation

(Exact name of registrant as specified in its charter)

15900 SE Eastgate Way, Suite 100, Bellevue, WA 98008

(425) 463-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

Preferred Share Purchase Rights1

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock	290
Preferred Share Purchase Rights	0

Pursuant to the requirements of the Securities Exchange Act of 1934, ITEX Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 2, 2017

ITEX Corporation

By:	/s/ Steven White
Name:	Steven White
Title:	Chief Executive Officer

1 The Preferred Share Purchase Rights expired on December 13, 2016, pursuant to the terms of the Rights Agreement, dated March 11, 2011, as amended on December 13, 2013, by and between ITEX Corporation and OTR, Inc. as rights agent. ITEX Corporation initially filed a Form 8-A to register the Rights on March 14, 2011.